
RECD S.E.C.
JUN - 6 2002
1086

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period ____ to _____

Commission file number 333-74222

A. Full title of Plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES ASHLAND UNION 401(K) PLAN

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES
100 Abbott Park Road
Abbott Park, Illinois 60064-6049


ANDERSEN

Abbott Laboratories
Ashland Union 401(k) Plan and Trust

Financial Statements and Schedules
As of December 31, 2001 and 2000
Together With Auditors' Report

Employer Identification Number 36-0698440
Plan Number 005


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Abbott Laboratories
Ashland Union 401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of **ABBOTT LABORATORIES ASHLAND UNION 401(k) PLAN AND TRUST** as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Chicago, Illinois
May 31, 2002

ABBOTT LABORATORIES
ASHLAND UNION 401(k) PLAN AND TRUST

FINANCIAL STATEMENTS AND SCHEDULES

December 31, 2001 and 2000

(Employer Identification Number 36-0698440, Plan Number 005)

TABLE OF CONTENTS

ABBOTT LABORATORIES
ASHLAND UNION 401(k) PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2001 and 2000

(Employer Identification Number 36-0698440, Plan Number 005)

	2001	2000
ASSETS:		
Investments	**$4,220,136**	$3,306,744
Non-interest bearing cash	**18**	-
Receivable-		
Employer contributions	**1,944**	-
Participant contributions	**10,874**	-
Due from broker	**5,491**	-
Accrued income	**125**	178
Total receivables	**18,434**	178
NET ASSETS AVAILABLE FOR BENEFITS	**$4,238,588**	$3,306,922

The accompanying notes are an integral part of these statements.

ABBOTT LABORATORIES
ASHLAND UNION 401(k) PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2001

(Employer Identification Number 36-0698440, Plan Number 005)

CONTRIBUTIONS:	
Employer	$ 114,817
Participant	573,084
Total contributions	687,901
INVESTMENT INCOME:	
Net appreciation in fair value of investments	285,533
Interest and dividends	64,698
Total investment income	350,231
BENEFITS PAID	(106,466)
Net increase	931,666
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	3,306,922
NET ASSETS AVAILABLE FOR BENEFITS, end of year	$4,238,588

The accompanying notes are an integral part of this statement.

ABBOTT LABORATORIES
ASHLAND UNION 401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

December 31, 2001 and 2000

1. DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Ashland Union 401(k) Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan, established effective September 1, 1996, is a defined contribution plan covering substantially all hourly factory employees under a collective bargaining agreement of Faultless Rubber Company ("Faultless") in Ashland, Ohio, a plant within the Hospital Products Division of Abbott Laboratories (the "Company"), who have at least one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The trustee of the Plan is KeyBank National Association (the "trustee").

Contributions

Participants can contribute from 1% to 15% of their compensation on a before-tax basis by making 401(k) contributions to the Plan or from 1% to 12% of their compensation on an after-tax basis through voluntary savings. Effective September 1, 2001, employees can contribute from 1% to 15% of their gross wages on a before tax basis. After tax contributions from 1% to 12% may be made only if a participant makes before tax contributions of at least 3% of straight time compensation. Effective September 1, 2001, these after tax contributions are made from gross wages.

Employer contributions are made to participant accounts in an amount equal to 50% of each participant's before tax contributions; however, no match will be made on participant's before tax contributions in excess of 3% of the participant's compensation. Company contributions shall be made in cash and used to purchase Company's common stock.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer matching contributions and an allocation of Plan earnings (losses). Earnings (losses) of the Plan are allocated to all participants' accounts proportionately based on each participant's account balance.

Vesting

Participants are immediately vested in all contributions made to their account.

Investment Options

The Plan offers the following investment options: Abbott common stock fund, Victory MaGIC Fund, Income Fund of America, Victory Diversified Stock Fund and Growth Fund of America.

Employer matching contributions must be invested in Abbott common stock. Participant contributions may be invested in any or all of the investment options.

Distributions

Distributions upon termination shall be in the form of a single lump-sum payment made as soon as administratively possible after receipt of distribution request from the participant.

Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their account balance. Loan terms cannot exceed five years. The loans are secured by the participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest is paid ratably through regular payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Except for the Victory MaGIC Fund, Plan investments are stated at fair value as determined by quoted market prices. Participant notes receivable in the Loan Fund are valued at cost which approximates fair value.

The Victory MaGIC Fund is valued at contract value because it is fully benefit responsive. This collective fund invests primarily in investment contracts that represent deposits which guarantee a stated interest rate for the term of the contracts. Contract value represents the principal balance of the investment contracts plus accrued interest at the stated contract rate, less contract charges by the issuing company. The Plan's interest in the estimated fair value of the underlying investment contracts approximates contract value. The average yield and crediting interest rates of the underlying investment contracts were approximately 6% and 6.5% for 2001 and 2000, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Administrative Expenses

All major administrative expenses of the Plan are paid by the Company at the Company's discretion.

Payment of Benefits

Benefits are recorded when paid.

3. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000, are as follows:

	2001	2000
Abbott Laboratories common stock	**$2,741,562**	$2,115,675
Growth Fund of America	**575,786**	515,350
Victory Diversified Stock Fund Class A	**416,278**	357,543

A summary of Abbott common share data as of December 31, 2001 and 2000, is presented below:

	2001	2000
Abbott Laboratories common stock, 49,176 and 43,678 shares, respectively	**$2,741,562***	$2,115,675*
Market value per share	**$55.75**	$48.44

*Includes some shares that are nonparticipant directed (see Note 4).

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$ (64,886)
Common stock	350,419
	$285,533

In general, the investments provided by the Plan are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4. NONPARTICIPANT-DIRECTED INVESTMENTS

The Abbott common stock fund is an investment option that contains both participant-directed and nonparticipant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the Abbott common stock fund is as follows:

	2001	2000
Net assets-		
Abbott Laboratories common stock	**$2,741,562**	$2,115,675
EB Money Market Fund	**60,680**	30,514
Other	**125**	178
	$2,802,367	$2,146,367
Changes in net assets-		
Employer contributions	**$ 112,873**	
Participant contributions	**336,507**	
Net appreciation	**350,419**	
Interest and dividends	**31,848**	
Benefits paid to participants	**(74,732)**	
Interfund transfers	**(100,915)**	
	$ 656,000	

5. RELATED-PARTY TRANSACTIONS

Certain Plan assets are invested in a bank collective fund and shares of a mutual fund managed by Victory Capital Management (an affiliate of the Trustee of the Plan); therefore, these transactions qualify as party in interest. A significant portion of the Plan's assets is invested in common stock of the Company.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and approval of the union through the collective bargaining agreement. In the event of termination of the Plan, participants remain fully vested in their accounts.

7. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 15, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

ABBOTT LABORATORIES
ASHLAND UNION 401(k) PLAN AND TRUST

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2001

(Employer Identification Number 36-0698440, Plan Number 005)

Identity of Party Involved/ Description of Asset	Cost (a)	Current Value
Company Stock Fund-		
Abbott Laboratories, common shares*	$1,996,616	$2,741,562
EB Money Market Fund*	60,680	60,680
Bank Collective Fund-		
Victory MaGIC Fund*		96,244
Mutual funds-		
Income Fund of America		120,653
Victory Diversified Stock Fund Class A*		416,278
Growth Fund of America		575,786
Loan Fund, 5.75% to 10.50%*		208,933
Total		$4,220,136

*Represents a party-in-interest.

(a) Cost information omitted for investments that are fully participant directed.

The accompanying notes are an integral part of this schedule.

ABBOTT LABORATORIES
ASHLAND UNION 401(k) PLAN AND TRUST

SCHEDULE H, LINE 4j--SCHEDULE OF REPORTABLE TRANSACTIONS

For the Year Ended December 31, 2001

(Employer Identification Number 36-0698440, Plan Number 005)

		Sales		
Identity of Party Involved/ Description of Asset	Purchase Price	Cost of Asset	Selling Price (a)	Net Gain
EB Money Market Fund	$661,478	$631,311	$631,311	$ -
Abbott Laboratories common stock	507,387	178,007	226,985	48,978

(a) Represents current value of asset at transaction date.

The accompanying notes are an integral part of this schedule.

EXHIBITS

24	Consent of Independent Public Accountants
99.1	Representation to Issuer

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Abbott Laboratories Ashland
Union 401(k) Plan

Date: June 5, 2002

By: Greg W. Linder

Greg W. Linder
Member of the Employee Benefit Board of Review and Vice President and Controller


ANDERSEN

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Form 11-K, into the Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Ashland Union 401(k) Plan (Numbers 333-13091 and 333-74222).

Arthur Andersen LLP

Chicago, Illinois
May 31, 2002

EXHIBIT 99.1

June 5, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Arthur Andersen LLP ("Arthur Andersen") has represented to Abbott Laboratories that the audit completed for the Abbott Laboratories Ashland Union 401(k) Plan for the year ending December 31, 2001 was subject to Arthur Andersen's quality control system for the United States accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation.

Very truly yours,



Greg W. Linder
Vice President and Controller, Abbott Laboratories